UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.   ) *

TPG Specialty Lending, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

Timothy M. Walsh
Director
State of New Jersey
Division of Investment
50 West State Street, 9th Floor
P.O. Box 290
Trenton, NJ 08625-0290
(609) 292-5106
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

None
(CUSIP Number)

June 17, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSONS State of New Jersey Common Pension Fund B
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,527 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 10,527 shares**
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,527 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.1%
14	TYPE OF REPORTING PERSON (See Instructions) EP

**See Item 4 regarding transfer restrictions.

Item 1.	Security and Issuer:

This Schedule 13D relates to the Common Stock, $0.01 par value, of TPG Specialty Lending, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Item 2.	Identity and Background:

This Schedule 13D is filed by the State of New Jersey Common Pension Fund B (the “Fund”).  The Fund is one of several common trust funds established pursuant to New Jersey State law for the purpose of investing the assets of seven State pension funds.  The Fund is managed by the Division of Investment, Department of the Treasury, State of New Jersey under the supervision of the State Investment Council (“Council”). Investment authority for the Fund is vested in the Director of the Division of Investment, who is appointed by the State Treasurer of the State of New Jersey from candidates nominated by the Council. The principal office and place of business of the Fund is located at 50 West State Street, 9th Floor, PO Box 290, Trenton, NJ 08625-0290.

The Fund has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration:

On June 17, 2011, the Fund entered into a Subscription Agreement (the “Subscription Agreement”) with the Issuer, pursuant to which the Fund has agreed to purchase from the Issuer in a private transaction the 10,527 shares of Common Stock reported herein for an aggregate purchase price of $10,527,000 (the “Initial Closing”). The source of funds for the purchase of such shares will be the working capital of the Fund. The Subscription Agreement is described in Items 4 and 6 below and filed as Exhibit 99.1 hereto.

Item 4.	Purpose of Transaction:

The Fund acquired the securities to which this statement relates for investment purposes and does not have a present intent to acquire or influence control over the business of the Issuer. In addition, the Fund has acquired certain rights and obligations with respect to the Issuer that are contained in the Subscription Agreement, which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

Pursuant to and in accordance with the terms of the Subscription Agreement, the Fund has agreed to purchase shares of Common Stock from the Issuer for an aggregate purchase price of up to $200,000,000, inclusive of the shares of Common Stock purchased at the Initial Closing reported herein. As set forth in the Subscription Agreement, additional purchases are to occur in one or more subsequent closings on dates to be selected by the Issuer in its sole discretion (each, a “Closing Date”) at a price per share equal to the per share net asset value as of the respective Closing Date.

Also pursuant to the Subscription Agreement, subject to certain limitations, the Fund will be entitled to have one nonvoting observer at all meetings of the Board of Directors of the Issuer.

While it is not its present intention of the Fund to do so, the Fund may from time to time, subject to any legal or contractual restrictions, seek to dispose of some or all of its interests in the Common Stock held by it in privately negotiated transactions, through a public offering, or otherwise, based on its ongoing evaluation of the investment, prevailing market conditions, liquidity needs and such other factors and considerations as it may deem relevant. The Subscription Agreement contains certain restrictions on the transfer of the shares of Common Stock acquired thereunder, including, among others, a requirement that, prior to a qualified initial public offering of Common Stock by the Issuer, the Fund obtain the written consent of the Issuer’s Adviser (as such term is defined in the Subscription Agreement) prior to effecting any transfer of shares.

Except as described herein, the Fund does not have any plans or proposals which relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Fund may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Item 5.	Interest in Securities of the Issuer:

(a)
Based upon information provided by the Issuer, immediately after the Initial Closing, there are 35,001 shares of Common Stock outstanding. The aggregate number and percentage of the class of securities beneficially owned by the Fund following the Initial Closing is 10,527 shares, representing 30.1% of the outstanding shares of Common Stock.

(b)	The number of shares as to which the Fund has:

(i)  Sole power to vote or to direct the vote: 10,527 shares

(ii)  Shared power to vote or to direct the vote: 0 shares

(iii)  Sole power to dispose or to direct the disposition of: 10,527 shares**

(iv)  Shared power to dispose or to direct the disposition of: 0 shares

(c)	None

(d)	None

(e)	Not applicable

**See Item 4 regarding transfer restrictions.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 regarding the Subscription Agreement is hereby incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1       Subscription Agreement dated June 17, 2011

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2011	State of New Jersey Common Pension Fund B

	By:	Division of Investment

	By:	/s/Timothy M. Walsh
Timothy M. Walsh
Director